UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Stewart, Lindsay D.
   One Bowerman Drive
   Beaverton, OR  97005-6453
2. Issuer Name and Ticker or Trading Symbol
   NIKE, Inc.
   nke
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   3/31/02
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President Law & Corporate Affairs, Assistant Secretary
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Class B Common Stock       |      |    | |                  |   |           |496                |I     |(1)                        |
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Class B Common Stock       |8/15/0|A   |V|929(2)            |A  |$49.50     |5,341(2)           |D     |                           |
                           |1     |    | |                  |   |           |                   |      |                           |
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Class B Common Stock       |3/08/0|F   |V|3,382             |D  |$58.80     |                   |      |                           |
                           |2     |    | |                  |   |           |                   |      |                           |
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Class B Common Stock       |3/26/0|S   | |11,000            |D  |$60.35     |                   |      |                           |
                           |2     |    | |                  |   |           |                   |      |                           |
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                           |3/26/0|S   | |205               |D  |$60.47     |9,029(3)           |D     |                           |
                           |2     |    | |                  |   |           |                   |      |                           |
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___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
Pursuant to company policy, market sales of company stock by officers and directors are permitted only in quarterly window periods commencing on the second business day following each earnings release and ending
30 days later.This policy may result in concentrations of stock sales of officers and directors in a single month which would otherwise occur over a longer period. (1) Held in account under the NIKE, Inc.Retirement Savings
Plan as of 3/31/02. (2) Restricted shares granted under the NIKE, Inc. Long-Term Incentive Plan. (3) Restricted
shares granted under the NIKE, Inc. 1990 Stock Incentive
Plan.
SIGNATURE OF REPORTING PERSON
/s/ Lindsay D. Stewart
DATE
4/10/02